

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 22, 2007

Mr. David Corcoran
750 West Pender St. #604
Vancouver, British Columbia, Canada V6C 2T7

Re: **International Barrier Corp.**
                     Form 10-KSB for the fiscal year ended June 30, 2006
                     Form 10-Q for the quarter ended December 31, 2006
                     File No. 0-20412

Dear Mr. Corcoran:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended June 30, 2006</u>

<u>MD&A - Summary of quarterly results, page 32</u>

1. We note you disclose and discuss a measure that adjusts your GAAP net income to exclude stock based compensation. Please be advised that this is a non-GAAP measure. We also note that stock based compensation charges have occurred in the previous two years and appear to be reasonably likely to recur within the next two years. Please explain to us why you believe the measure you present is appropriate or delete it from future filings. Refer to Item 10(e) of Regulation S-K and SAB 107. If you determine that the measure is appropriate, please revise your presentation in future filings to fully comply with Item 10(e) of Regulation S-K, SAB 107 and our response to Question 8 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," which you can find on our website at <u>www.sec.gov</u>. Please note that this comment also applies to your quarterly filings.

Financial position and financings, page 34

2. Please revise future annual and quarterly filings to enhance your disclosures relating to liquidity, cash flows and contractual obligations to enable investors to better understand your current cash position and requirements, including how you expect to fund your business on a short and long term basis. Include in your discussion of cash flows, an explanation of significant movements in working capital items. Refer to Item 303 of Regulation S-B.

Consolidated Financial Statements
Note 2 – Significant Accounting Policies
g) Foreign Currency Translation, page 48

3. We read your policy regarding foreign currency translations. Please explain to us how your policy complies with SFAS 52. Please identify your functional currency and explain how you determined it. We also read the disclosure on page 14 of your Form 10-QSB for the period ended December 31, 2006 that states your foreign exchange translation was "reclassified" during the period. Please help us understand why this reclassification took place and how it complies with SFAS 52. In your response, please ensure that you properly distinguish foreign currency translation and transaction gains and losses.

j) Financial Instruments, Credit Risk, page 48

4. We note that you had two significant customers during the year ended June 30, 2006. Please revise future filings to separately disclose the percent of revenues associated with each significant customer for each period presented as required by paragraph 39 of SFAS 131. Please tell us the material terms of your sales agreements with your significant customers. In addition, please help us understand why your concentration of revenues from two customers is not a risk factor or revise future filings, accordingly.

Note 8 – Common Stock, page 53

5. Please tell us when and why the warrants were issued and how they were accounted for. We note that the terms of certain warrants were extended subsequent to year-end, please tell if and how the extensions were accounted for.

6. We note you revised certain assumptions regarding the determination of the fair value of stock options. Please explain to us the appropriateness of your revised assumptions. In addition, please revise your disclosures under critical accounting policies in future filings to address the impact of changes in assumptions on estimates of fair value.

Form 10-Q for the Quarter Ended December 31, 2006

Item 3. Controls and Procedures, page 18

7. We note that "The Company's management, including the Chief Executive Officer and Chief Financial Officer, identified no change in the Company's internal control over financial reporting that occurred during the Company's Fiscal Year Ended June 30, 2006…" Please confirm to us that you identified no change during the interim period and revise future filings to ensure that your disclosures comply with Item 308(c) of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202)551-3709 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief